UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

 DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On July 24, 2023, Steakholder Foods Ltd. (the “Company”) issued a press release, attached hereto as Exhibit 99.1, announcing it signed its first ever multi-million-dollar agreement with a GCC governmental body, to commercialize its 3D bio-printing technology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: July 24, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated July 24, 2023 – Steakholder Foods Signs First Ever Multi-Million-Dollar Agreement with GCC Governmental Body to Commercialize its 3D Bio-Printing Technology